[CapTerra Letterhead]
January 25, 2010
Ms. Cicely LaMothe
Accounting Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Capterra Financial Group, Inc., (the Company)
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the periods ended 3/31/2010, 6/30/2010, and 9/30/2010
File Number: 000-50764
Dear Ms. LaMothe:
This is in response to your December 13, 2010 to the Company. The paragraph numbers correspond to the paragraph numbers of your letter.
FORM 10-K FILED ON MARCH 31, 2010
Financial Statements and Notes
Note 8 — Impairment of Assets, page 36
We propose the following disclosure in our future filings:
We estimate the fair value of real estate using income and market valuation techniques using information such as broker estimates, purchase prices for recent transactions on comparable assets and net operating income capitalization analysis using observable and unobservable inputs such as capitalization rates, asset quality grading, geographic location analysis, and local supply and demand observations. For certain properties classified as held for sale, we may also recognize the impairment loss based on the contract sales price, which we believe is representative of the fair value less estimated selling costs.
Item 9A(T) — Controls and Procedures
The disclosure made in Item 9A(T) was mistakenly included in our filing and did not accurately reflect management’s assessment on the effectiveness of our disclosure controls and procedures. Management in fact concluded that our disclosure controls and procedures were effective despite the restatements of our annual financial statements for the period ended December 31, 2007 and our quarterly financial statements during 2008. This assessment is consistent with our detailed response to you dated June 22, 2009 regarding the same issue for these restated periods, and is also consistent with our assessment throughout this and all other filings.

Form 10-Q for the Quarterly Period Ended June 30, 2010
Within 45 days of this filing we reduced our $27.3 million of debt by approximately $20.2 million which included all of the $8.8 million of debt that was due to mature prior to December 31, 2010. This reduction debt was executed through a combination of converting debt to common equity, the forgiveness of related party debt interest and the transfer of certain assets to offset corresponding debt.
We will provide expanded disclosures in our future periodic reports regarding upcoming maturities and, in particular, our plan to address maturities within a twelve month time horizon. In addition, we intend to provide the following form of disclosure in tabular form in the MD&A of our future periodic reports to provide more detail on the composition of our debt structure.

	Payments Due By Period
		Less than
Contractual Obligations	Total	one year	1-3 years	4-5 years
Senior credit facility, due 2011 (1)	$3,641,716	$3,641,716	$—	$—
Related Party Senior subordinated debt, due 2012	$505,851	$—	$505,851	$—
Related Party Senior subordinated debt, due 2012	$2,691,687	$—	$2,691,687	$—
Related Party Promissory notes, due 2011	$222,018	$222,018	$—	$—

Total contractual obligations	$7,061,272	$3,863,734	$3,197,538	$—

(1) Currently in active discussions with Senior Lender to restructure the terms of the loan and extend the maturity.
If you have any additional questions, please call me at (720) 264-0630.

Very truly yours,
/s/ James W. Creamer III
James W. Creamer III
Chief Financial Officer CapTerra Financial Group, Inc.